Confidential Draft Submission No. 2 submitted to the Securities and Exchange Commission on December 6, 2012. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Health Insurance Innovations, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6411	46-1282634
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	15438 N. Florida Avenue, Suite 201 Tampa, Florida, 33613 (877) 376-5831
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael W. Kosloske Chairman, President and Chief Executive Officer Health Insurance Innovations, Inc. 15438 N. Florida Avenue, Suite 201 Tampa, Florida, 33613 (877) 376-5831
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Deanna Kirkpatrick, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	William J. Whelan, III, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐  __________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE
Title of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value per share	$	$
(1)	Includes the offering price of any additional shares of Class A common stock that the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The sole purpose of this Confidential Draft Submission No. 2 is to submit certain exhibits to the draft registration statement as indicated in Item 16(a) of Part II of this submission. No change is made to the preliminary prospectus constituting Part I of the draft registration statement (not included herein) or Items 13, 14, 15 or 17 of Part II of the draft registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount To Be Paid
Registration fee	$
FINRA filing fee
Listing fee
Transfer agent’s fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Miscellaneous
Total	$

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended bylaws will provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

On October 26, 2012, the registrant issued 100 shares of the registrant’s common stock, par value $0.01 per share, to Michael W. Kosloske for $1.00. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)      The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Certificate of Incorporation of Health Insurance Innovations, Inc., as currently in effect
3.2**	Bylaws of Health Insurance Innovations, Inc., as currently in effect
3.3*	Form of Amended and Restated Certificate of Incorporation of Health Insurance Innovations, Inc.
3.4*	Form of Amended and Restated Bylaws of Health Insurance Innovations, Inc.
4.1*	Form of Class A common stock Certificate
4.2*	Form of Registration Rights Agreement
5.1*	Opinion of Davis Polk & Wardwell LLP
10.1*	Form of Amended and Restated Limited Liability Company Agreement of Health Plan Intermediaries Holdings, LLC
10.2**	Contribution Agreement between Health Plan Intermediaries Holdings, LLC and Health Plan Intermediaries, LLC
10.3**	Unit Purchase Agreement among Michael W. Kosloske, Naylor Group Partners, LLC, Mathew S. Naylor and Russell R. Naylor and Health Plan Intermediaries, LLC
10.4**	Amendment to United Purchase Agreement among Michael W. Kosloske, Naylor Group Partners, LLC, Mathew S. Naylor and Russell R. Naylor and Health Plan Intermediaries, LLC
10.5*	Form of Tax Receivable Agreement
10.6*	Form of Exchange Agreement
10.7**	Loan Agreement between Health Plan Intermediaries, LLC and SunTrust Bank
10.8**	Master Service Agreement between Health Plan Intermediaries, LLC and BimSym eBusiness Solutions, Inc.
10.9**	Software Assignment Agreement between Health Plan Intermediaries, LLC and BimSym eBusiness Solutions, Inc.
10.10†	General Manager’s Agreement between Health Plan Intermediaries, LLC and Companion Life Insurance Company
10.11†	Agency Agreement between Health Plan Intermediaries, LLC and Starr Indemnity & Liability Company
10.12	Administrative Services Agreement among Health Insurance Innovations, LLC, United States Fire Insurance Company and The North River Insurance Company
10.13	Marketing/Billing Agreement between Med-Sense Guaranteed Association and Health Insurance Innovations
10.14*#	Form of Employment Agreement between Michael W. Kosloske and Health Insurance Innovations, Inc.
10.15*#	Form of Employment Agreement between Michael D. Hershberger and Health Insurance Innovations, Inc.
10.16**#	Employment and Non-Compete Agreement between Gary Raeckers and Health Plan Intermediaries, LLC
10.17**#	Employment and Non-Compete Agreement between Scott Lingle and Health Plan Intermediaries, LLC
10.18*#	Form of Employment Agreement between Lori Kosloske and Health Insurance Innovations, Inc.
10.19**#	Employment and Non-Compete Agreement between Bryan Krul and Health Plan Intermediaries, LLC
10.20*#	Form of Health Insurance Innovations, Inc. Long-Term Incentive Plan
10.21*#	Form of Health Insurance Innovations, Inc. Restricted Stock Award Agreement pursuant to the Health Insurance Innovations, Inc. Long-Term Incentive Plan
16.1**	Letter from former accountants addressed to the Securities and Exchange Commission
21.1*	Subsidiaries of the registrant
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)
99.1**	Consent of Michael D. Hershberger, as director nominee

Exhibit Number	Description
99.2**	Consent of Liana O’Drobinak, as director nominee
99.3**	Consent of Gordon Tunstall, as director nominee
99.4*	Consent of Paul E. Avery, as director nominee

* To be filed by amendment.
** Previously filed.
# Management contract or compensatory arrangement.
† Confidential treatment requested.

(b)      The following financial statement schedule is filed as part of this registration statement:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)      The undersigned registrant hereby undertakes that:

(1)      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the    day of      , 2012.

Health Insurance Innovations, Inc.
By:
	Name:	Michael W. Kosloske
	Title:	Chairman, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael W. Kosloske, Michael D. Hershberger, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chairman, President and Chief Executive Officer (principal executive officer)	, 2012
Michael W. Kosloske
	Chief Financial Officer (principal financial officer)	, 2012
Michael D. Hershberger
	Chief Accounting Officer (principal accounting officer)	, 2012
Joan Rodgers

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1**	Certificate of Incorporation of Health Insurance Innovations, Inc., as currently in effect
3.2**	Bylaws of Health Insurance Innovations, Inc., as currently in effect
3.3*	Form of Amended and Restated Certificate of Incorporation of Health Insurance Innovations, Inc.
3.4*	Form of Amended and Restated Bylaws of Health Insurance Innovations, Inc.
4.1*	Form of Class A common stock Certificate
4.2*	Form of Registration Rights Agreement
5.1*	Opinion of Davis Polk & Wardwell LLP
10.1*	Form of Amended and Restated Limited Liability Company Agreement of Health Plan Intermediaries Holdings, LLC
10.2**	Contribution Agreement between Health Plan Intermediaries Holdings, LLC and Health Plan Intermediaries, LLC
10.3**	Unit Purchase Agreement among Michael W. Kosloske, Naylor Group Partners, LLC, Mathew S. Naylor and Russell R. Naylor and Health Plan Intermediaries, LLC
10.4**	Amendment to United Purchase Agreement among Michael W. Kosloske, Naylor Group Partners, LLC, Mathew S. Naylor and Russell R. Naylor and Health Plan Intermediaries, LLC
10.5*	Form of Tax Receivable Agreement
10.6*	Form of Exchange Agreement
10.7**	Loan Agreement between Health Plan Intermediaries, LLC and SunTrust Bank
10.8**	Master Service Agreement between Health Plan Intermediaries, LLC and BimSym eBusiness Solutions, Inc.
10.9**	Software Assignment Agreement between Health Plan Intermediaries, LLC and BimSym eBusiness Solutions, Inc.
10.10†	General Manager’s Agreement between Health Plan Intermediaries, LLC and Companion Life Insurance Company
10.11†	Agency Agreement between Health Plan Intermediaries, LLC and Starr Indemnity & Liability Company
10.12	Administrative Services Agreement among Health Insurance Innovations, LLC, United States Fire Insurance Company and The North River Insurance Company
10.13	Marketing/Billing Agreement between Med-Sense Guaranteed Association and Health Insurance Innovations
10.14*#	Form of Employment Agreement between Michael W. Kosloske and Health Insurance Innovations, Inc.
10.15*#	Form of Employment Agreement between Michael D. Hershberger and Health Insurance Innovations, Inc.
10.16**#	Employment and Non-Compete Agreement between Gary Raeckers and Health Plan Intermediaries, LLC
10.17**#	Employment and Non-Compete Agreement between Scott Lingle and Health Plan Intermediaries, LLC
10.18*#	Form of Employment Agreement between Lori Kosloske and Health Insurance Innovations, Inc.
10.19**#	Employment and Non-Compete Agreement between Bryan Krul and Health Plan Intermediaries, LLC
10.20*#	Form of Health Insurance Innovations, Inc. Long-Term Incentive Plan
10.21*#	Form of Health Insurance Innovations, Inc. Restricted Stock Award Agreement pursuant to the Health Insurance Innovations, Inc. Long-Term Incentive Plan
16.1**	Letter from former accountants addressed to the Securities and Exchange Commission
21.1*	Subsidiaries of the registrant
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm
23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page)
99.1**	Consent of Michael D. Hershberger, as director nominee
99.2**	Consent of Liana O’Drobinak, as director nominee
99.3**	Consent of Gordon Tunstall, as director nominee
99.4*	Consent of Paul E. Avery, as director nominee

* To be filed by amendment.
** Previously filed.
# Management contract or compensatory arrangement.
† Confidential treatment requested.